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     The  Fund  adjusts  the  classification  of  distributions   determined  in
accordance with income tax regulations. Accordingly, during the year ended August 31, 1999, amounts have been reclassified to reflect a decrease in undistributed net investment income of $26,537. Accumulated net realized gain on investments was increased by the same amount.